February 23, 2017	News Release 17-04
SILVER STANDARD REPORTS FOURTH QUARTER AND YEAR-END 2016 RESULTS
VANCOUVER, B.C. - Silver Standard Resources Inc. (NASDAQ: SSRI) (TSX: SSO) (“Silver Standard”) reports consolidated financial results for the fourth quarter and year ended December 31, 2016.

Paul Benson, President and CEO said, “We had a strong fourth quarter capping a year of records for Silver Standard, which included production of over 390,000 gold equivalent ounces at an AISC of less than $925 per ounce. Our focus on Operational Excellence has led not only to production and cost improvements at each site, it has allowed us to meet or exceed our annual guidance for the fifth straight year.”
“Importantly, we enter 2017 in a very strong position with over $325 million in cash and an additional $150 million in marketable securities, which predominantly reflects our near 10% stake in Pretium Resources. Last year, we continued to invest in our business, particularly with respect to exploration, and the success in growing reserves at both Marigold and Seabee is driving our increased brownfields exploration in 2017.”

Fourth Quarter and Year-End 2016 Highlights:
(All figures are in U.S. dollars unless otherwise noted)

▪
Strong financial performance: Generated cash from operations of $170.7 million in 2016 and increased our cash position by $115.3 million to $327.1 million. Generated net earnings of $65.0 million or $0.63 per share and adjusted net earnings of $100.3 million or $0.97 per share. Generated quarterly cash from operations of $74.1 million, net earnings of $12.1 million or $0.10 per share and adjusted net earnings of $30.8 million or $0.26 per share.

▪
Delivered on scale and margin: Record production of 393,325 gold equivalent ounces at cash costs of $653 and AISC of $923 per payable gold equivalent ounce sold for the full year 2016. Fourth quarter production was 110,130 gold equivalent ounces at cash costs of $625 and AISC of $845 per payable gold equivalent ounce sold.

▪
Completed the acquisition of Claude Resources: Purchase of Claude Resources Inc. completed on May 31, 2016, through a share exchange transaction, adding the Seabee Gold Operation, a high quality, free cash generating gold operation in Canada.

▪
Increased Mineral Reserves at Marigold and Seabee: Successful exploration activities in 2016 increased gold Mineral Reserves at our Marigold mine by 31% to 2.84 million ounces and at the Seabee Gold Operation by 50% to 0.36 million ounces.

▪
Enhanced our financial flexibility: Working capital totaled $559.9 million at year-end, an increase of $219.1 million from the end of 2015. Contributing to working capital are marketable securities valued at $148.9 million at December 31, 2016.

▪
Sustained world-class efficiencies at Marigold: Production in the fourth quarter was strongest for the year at 59,945 ounces of gold, taking full year production to 205,116 ounces. Reported 2016 cash costs of $647 per payable ounce of gold sold. Fourth quarter cash costs were $585 per payable ounce of gold sold.

▪
Continued operational improvements at Seabee: Ore milling rates averaged 919 tonnes per day during the fourth quarter of 2016 contributing to annual record gold production of 77,640 ounces and low fourth quarter cash costs and AISC of $595 and $833 per payable gold ounce sold, respectively.

▪
Record operating performance at Pirquitas: Achieved record annual silver production of 10.4 million ounces at cash costs of $9.00 and AISC of $10.21 per payable silver ounce sold due in part to record average annual ore milling rates of 4,846 tonnes per day in 2016, a 14% improvement compared to 2015.

▪	Favorable resolution with Canada Revenue Agency: Settled in our favor the Notice of Reassessment with the CRA, which resulted in the repayment of our deposit of $18.2 million plus accrued interest.

▪
Created value from our portfolio: Completed the sale of the Parral properties in Mexico and the Diablillos project in Argentina for combined consideration of approximately $8 million in retained equity and undiscounted future cash payments of $15 million. Subsequent to year-end, we entered into an option agreement for the Candelaria project in the U.S. and announced the sale of the Berenguela project in Peru for approximately $1 million in equity and undiscounted future cash payments of $12 million and a 9.9% retained interest.

Marigold Mine, U.S.

	Three months ended				Total
Operating data	December 31, 2016	September 30, 2016	June 30, 2016	March 31, 2016	2016	2015
Total material mined (kt)	19,559	19,558	18,685	17,291	75,093	74,592
Waste removed (kt)	13,123	14,741	12,005	11,611	51,480	54,054
Total ore stacked (kt)	6,436	4,817	6,680	5,680	23,613	20,538
Strip ratio	2.0	3.1	1.8	2.0	2.2	2.6
Mining cost ($/t mined)	1.52	1.48	1.55	1.45	1.50	1.56
Gold stacked grade (g/t)	0.48	0.42	0.44	0.47	0.45	0.45
Processing cost ($/t processed)	0.80	0.95	0.70	0.71	0.78	0.81
Gold recovery (%)	75.0	71.0	70.7	70.0	72.0	70.6
General and admin costs ($/t processed)	0.46	0.56	0.38	0.47	0.46	0.51

Gold produced (oz)	59,945	47,456	47,195	50,520	205,116	207,006
Gold sold (oz)	61,308	47,278	47,124	48,605	204,315	206,338

Realized gold price ($/oz) (1)	1,247	1,330	1,259	1,189	1,255	1,151

Cash costs ($/oz) (1)	585	636	663	719	647	692
AISC ($/oz) (1)	835	1,139	1,067	841	960	895

Financial data ($000s)
Revenue	77,047	62,831	59,197	57,742	256,817	237,296
Income from mine operations	28,648	23,156	17,641	11,227	80,672	57,539
Capital investments	3,271	8,310	10,154	8,796	30,531	22,595
Capitalized deferred stripping	10,171	13,787	7,231	1,435	32,624	12,543
Exploration expenditures (2)	1,276	1,145	1,597	1,102	5,120	6,204

(1)
We report the non-GAAP financial measure of cash costs per payable ounce of gold sold, realized gold prices and all-in sustaining costs ("AISC") to manage and evaluate operating performance at the Marigold mine. For a better understanding and a reconciliation of these measures to cost of sales, as shown in our consolidated statements of comprehensive income, please see “Non-GAAP and Additional GAAP Financial Measures” in section 13 of our management's discussion and analysis of the financial position and results of operations for the year ended December 31, 2016 (“MD&A”).

(2)	Includes capitalized and expensed exploration expenditures.

Mine production

In the fourth quarter of 2016, the Marigold mine produced 59,945 ounces of gold, 26% higher than the previous quarter as expected, due to higher grade ore tonnes sourced from the deeper benches of the current Mackay pit phase during the third and fourth quarters of 2016. Higher grade ore was placed on the new leach pad, completed in the third quarter of 2016, which assisted in accelerated gold recovery.

A total of 19.6 million tonnes of material were mined in the fourth quarter of 2016, in line with material mined in the third quarter. Approximately 6.4 million tonnes of ore were delivered to the heap leach pads at a gold grade of 0.48 g/t. This compares to 4.8 million tonnes of ore delivered to the heap leach pads at a gold grade of 0.42 g/t in the third quarter of 2016. Gold grade mined in the fourth quarter was 14% higher than the third quarter. The strip ratio declined to 2.0:1 in the quarter, a 36% reduction compared to the previous quarter.

In 2016, the Marigold mine produced 205,116 ounces of gold, compared to 207,006 ounces of gold produced in 2015, achieving the mid-point of our improved 2016 production guidance.

Total material mined and ore stacked on leach pads of 75.1 million tonnes and 23.6 million tonnes, respectively, in 2016, were record amounts for the Marigold mine, due to the increased hauling capacity added to the fleet earlier in the year. The grade of the ore delivered to the leach pads in 2016 was 0.45 g/t and the average strip ratio was 2.2:1.

Mine sales

A total of 61,308 ounces of gold were sold at an average price of $1,247 per ounce during the fourth quarter of 2016, an increase of 30% from the 47,278 ounces of gold sold at an average price of $1,330 per ounce during the third quarter of 2016. The increase in sales was a function of increased gold production. Gold sales totaled 204,315 ounces in 2016.

Mine operating costs

Cash costs and AISC per payable ounce of gold sold are non-GAAP financial measures. Please see “Cautionary Note Regarding Non-GAAP Measures”.

Cash costs, which include all costs of inventory, refining costs and royalties, of $585 per payable ounce of gold sold in the fourth quarter of 2016 were lower than cash costs of $636 per payable ounce of gold sold in the third quarter of 2016 due to higher number of ounces stacked lowering the unit costs of inventory. Cash costs decreased in 2016 to $647 per payable ounce of gold sold, compared to $692 per payable ounce of gold sold in 2015, due to the higher number of ounces stacked, improved mining costs and an increase in the proportion of operating costs capitalized to stripping. Costs per tonne mined decreased in 2016 to $1.50 per tonne compared to $1.56 per tonne in 2015 as a result of our increased capacity and improved efficiencies in our loading and hauling practices as well as a lower diesel unit cost. Processing and general and administration unit costs also declined by 4% and 10%, respectively, in 2016 compared to the comparative period, principally due to higher ore tonnes stacked. Operational Excellence remains a core activity at Marigold, particularly focused on maintenance processes and practices.

AISC decreased in the fourth quarter of 2016 to $835 per payable ounce of gold sold from $1,139 in the third quarter of 2016 due to lower capitalized stripping and lower investments in capital. AISC of $960 per payable ounce of gold sold in 2016 increased from $895 in 2015, primarily due to higher capital investments, including the construction of a new leach pad, and higher capitalized stripping.

Exploration

During the fourth quarter Marigold drilled 14,289 meters in 54 reverse circulation (“RC”) drillholes using two RC drills. One core drillhole was completed as part of the deep sulphide exploration program. In 2016, we drilled 55,147 meters in 231 RC drillholes, 955 meters in one core drillhole and assayed 55,073 samples as a part of our program to re-assay historic drill samples (the “Assay Program”). Drill activities for 2016 focused on Mineral Resources to Mineral Reserves conversion around the 8 South pit, Terry Zone North, HideOut, Mud and Valmy pits and Mineral Resources discovery at the Crossfire, East Basalt and Battle Cry targets. The results of this successful exploration program are discussed in the Mineral Reserves and Mineral Resources section. Drilling in the fourth quarter of 2016 centered on Mineral Resources expansion.

During 2016, we completed the Assay Program, which had the objective of identifying low grade ore that was not included in the existing Mineral Reserves. The samples from the Assay Program are from the planned life of mine production areas. The 2016 Assay Program added 130,000 gold ounces to Indicated Mineral Resources, which are included in our 2016 Mineral Reserves and Mineral Resources statement.

Mineral Resources expansion drilling has exceeded expectations in the East Basalt pit area, where 14 drillholes were completed during the fourth quarter of 2016, with the majority intersecting mineralization at or above Mineral Resources average grade. In addition, drilling adjacent to the dormant Valmy pit continues to demonstrate the presence of higher grade structural trends beyond the south east corner of the pit.

Seabee Gold Operation, Canada

Operating data	Three months ended December 31, 2016	Three months ended September 30, 2016	Period from Acquisition to June 30, 2016 (1)	Period from Acquisition to December 31, 2016 (2)
Total ore milled (t)	84,526	82,756	18,856	186,138
Ore milled per day (t/day)	919	900	629	870
Gold mill feed grade (g/t)	7.40	7.40	7.79	7.44
Mining costs ($/t mined)	62	58	110	65
Processing costs ($/t processed)	19	19	29	20
Gold recovery (%)	97.0	96.5	96.6	96.7
General and admin costs ($/t processed)	44	37	61	43

Gold produced (oz)	19,711	20,142	6,721	46,574
Gold sold (oz)	17,229	21,911	11,306	50,446

Realized gold price ($/oz) (3)	1,230	1,334	1,278	1,271

Cash costs ($/oz) (3,5)	595	661	663	639
AISC ($/oz) (3,5)	833	840	776	823

Financial data ($000s)
Revenue	21,175	29,214	14,437	64,826
Income from mine operations	2,864	4,126	1,216	8,206
Capital investments	1,010	579	337	1,926
Capitalized development	2,432	2,104	803	5,339
Exploration expenditures (4)	829	1,206	117	2,152

(1)
The data presented in this column is for the period from May 31, 2016, to June 30, 2016, the period for which we were entitled to all economic benefits of the Seabee Gold Operation following our acquisition of Claude Resources Inc. ("Claude Resources").

(2)
The data presented in this column is for the period from May 31, 2016, to December 31, 2016, the period for which we were entitled to all economic benefits of the Seabee Gold Operation following our acquisition of Claude Resources.

(3)
We report the non-GAAP financial measures of realized gold prices, cash costs and AISC per payable ounce of gold sold to manage and evaluate operating performance at the Seabee Gold Operation. For a better understanding and a reconciliation of these measures to cost of sales, as shown in our consolidated statements of comprehensive income, please see “Non-GAAP and Additional GAAP Financial Measures” in section 13 of our MD&A.

(4)	Includes capitalized and expensed exploration expenses.

(5)
The non-GAAP financial measure of cash costs per payable ounce of gold sold from the Seabee Gold Operation was adjusted to eliminate the adjustment of inventory to fair value as at the date of our acquisition of Claude Resources.

Mine production

The Seabee Gold Operation consists of the Seabee and Santoy underground mines, both of which feed a single processing facility. In the fourth quarter, the Seabee Gold Operation produced 19,711 ounces of gold, largely in line with the 20,142 ounces of gold produced during the third quarter of 2016. Production during the second half of the year of 39,853 ounces of gold exceeded our second half 2016 production guidance range of 32,000 to 35,000 ounces of gold.

A record 84,526 tonnes of ore were milled at an average gold grade of 7.40 g/t and recovery of 97.0% during the fourth quarter. This compares to a total of 82,756 tonnes of ore milled at an average gold grade of 7.40 g/t and recovery of 96.5% in the third quarter.

During the fourth quarter, the mill was maintained at a higher throughput of 919 tonnes per day, a record quarterly performance. The Santoy complex mined approximately 92% of total ore milled, with the remainder mined from Seabee. Mining continued to transition to long hole stope ore from Santoy and we are reviewing the mine plan to determine the feasibility of higher, sustainable production rates.

During the period since acquisition, from May 31, 2016 to December 31, 2016, the Seabee Gold Operation produced a total of 46,574 ounces of gold.

Mine sales

A total of 17,229 ounces of gold were sold at an average price of $1,230 per ounce during the fourth quarter of 2016. This compares to 21,911 ounces of gold sold in the third quarter of 2016 at an average realized price of $1,334 per ounce.

In the period from acquisition to December 31, 2016, we sold 50,446 ounces of gold at an average price of $1,271 per payable gold ounce sold.

Mine operating costs

Cash costs and AISC per payable ounce of gold sold are non-GAAP financial measures. Please see “Cautionary Note Regarding Non-GAAP Measures”.

Cost of sales and income from mine operations includes the effects of non-cash amortization charges related to purchase price accounting upon our acquisition of Claude Resources in 2016.

Cash costs per payable ounce of gold sold, which include all costs of inventory, refining costs and royalties, were $595 in the fourth quarter of 2016, lower than the $661 in the third quarter of 2016 due to timing of inventory costing and higher capital development. Cash costs for the period from acquisition to December 31, 2016, were $639 per payable ounce of gold sold.

AISC per payable ounce of gold sold were $833 in the fourth quarter of 2016, comparable to $840 in the third quarter of 2016, while capital spending remained modest, and higher exploration spending consistent with our objective of adding Mineral Reserves and Mineral Resources at the mine, offset the lower cash costs. AISC for the period from acquisition to December 31, 2016, were $823 per payable ounce of gold sold.

Exploration

For 2016, the Seabee Gold Operation planned 65,000 meters of underground drilling and 18,000 meters of surface drilling with the objective to increase and convert Mineral Resources to Mineral Reserves. During the fourth quarter of 2016, we completed 21,705 meters of underground diamond drilling to upgrade Inferred Mineral Resources and explore further the extensions to the Santoy 8A and Santoy Gap deposits. From surface, we completed 7,702 meters of drilling to upgrade the up plunge extension of the Santoy Gap 9A, 9B and 9C Mineral Resources and to complete deeper infill drilling on the Santoy 8A Inferred Mineral Resources. The results of this successful exploration program are discussed in the Mineral Reserves and Mineral Resources section.

On October 6, 2016, we announced an option agreement to acquire up to an 80% interest in the adjacent Fisher property which lies south on strike from the ore deposits at Santoy Gap and Santoy 8A. This agreement doubles our prospective land position at the Seabee Gold Operation and planning for our 2017 exploration work is underway with surface exploration drilling expected in the second half of the year.

Pirquitas Mine, Argentina

	Three months ended				Total
Operating data	December 31, 2016	September 30, 2016	June 30, 2016	March 31, 2016	2016	2015
Total material mined (kt)	1,694	2,385	2,543	2,520	9,142	11,900
Waste removed (kt)	1,193	1,584	1,814	1,726	6,317	9,090
Ore mined (kt)	501	801	729	794	2,825	2,810
Strip ratio	2.4	2.0	2.5	2.2	2.2	3.2
Silver mined grade (g/t)	168	190	189	181	183	183
Mining costs ($/t mined)	4.84	3.80	3.54	2.97	3.69	3.47
Ore milled (kt)	476	455	425	418	1,774	1,557
Silver mill feed grade (g/t)	194	264	238	247	235	250
Processing cost ($/t milled)	14.17	14.78	15.10	13.58	14.41	21.52
Silver recovery (%)	74.5	79.0	77.6	79.7	77.8	82.6
General and admin costs ($/t milled)	6.19	5.84	6.22	5.68	5.99	8.74

Silver produced ('000 oz)	2,210	3,047	2,526	2,639	10,422	10,339
Silver sold ('000 oz)	2,633	2,947	2,594	3,223	11,397	10,294

Realized silver price ($/oz) (1)	17.14	19.64	16.52	14.94	17.05	15.92

Cash costs ($/oz) (1)	9.80	8.48	8.87	8.93	9.00	10.68
AISC ($/oz) (1)	11.47	9.87	10.00	9.67	10.21	12.44

Financial Data ($000s)
Revenue	29,095	51,336	45,141	43,771	169,343	138,026
(Loss) income from mine operations(2)	(4,056)	31,908	25,205	12,071	65,128	(38,699)
Capital investments	3,467	3,158	2,057	1,578	10,260	9,319
Exploration expenditures	11	7	25	22	65	4,553

(1)
We report the non-GAAP financial measures of cash costs per payable ounce of silver sold, realized silver prices and AISC to manage and evaluate operating performance at the Pirquitas mine. For a better understanding and a reconciliation of these measures to cost of sales, as shown in our consolidated statements of comprehensive income, please see “Non-GAAP and Additional GAAP Financial Measures” in section 13 of our MD&A.

(2)
(Loss) income from mine operations for the quarter and year ended December 31, 2016, both include $5.7 million of severance provision and a non-cash write-down of supplies inventory and value added tax ("VAT") receivable of $3.7 million. Loss from mine operations for the annual period ended December 31, 2015, includes $32.3 million of non-cash adjustments to stockpile and supplies inventory at the Pirquitas mine to its NRV, and severance provision.

Mine production

In the fourth quarter of 2016, Pirquitas production declined relative to the third quarter, as expected, producing 2.2 million ounces of silver.

Ore was milled at an average rate of 5,175 tonnes per day in the fourth quarter, 5% higher than the previous quarter and a record quarterly result. Additionally, the average milling rate was 29% above the mill's nominal design of 4,000 tonnes per day, which is the result of a successful 14-month Operational Excellence project. Ore milled in the fourth quarter of 2016 contained an average silver grade of 194 g/t, 27% lower than the 264 g/t reported in the third quarter as the availability of ore in the lower benches of the San Miguel open pit was reduced, resulting in medium grade stockpile ore supplementing mill feed.

The average silver recovery in the fourth quarter was 74.5%, lower than the 79.0% recovery in the previous quarter, in line with reduced silver mill feed grade that resulted from the increasing proportion of stockpiled material in the mill feed.

In 2016, the Pirquitas mine produced a record 10.4 million ounces of silver, close to the upper end of our increased annual production guidance range. This was largely the result of achieving a 14% increase in daily milling rate during the year. Silver mined grade of 183 g/t was in line with that realized in 2015, while silver mill feed grade was 6% lower than the previous year, in line with expectations as medium grade stockpiled ore supplemented the mill feed. Silver recovery of 77.8% was lower compared to 2015, due to a combination of closing down the zinc circuit in January 2016 and lower silver grade throughout the year. Silver sales totaled 11.4 million ounces in 2016.

Detailed planning and consultation with the workforce, union, communities and government for the cessation of open pit mining was undertaken and mining ceased in January 2017. It is expected that medium grade stockpile material will be processed through the plant in 2017. Low grade stockpiles may be processed in late 2017, and potentially in early 2018, depending on prevailing economic conditions.

Mine sales

Silver sales totaled 2.6 million ounces in the fourth quarter of 2016, an 11% decrease from the third quarter of 2016, due to availability of inventory following lower production in the fourth quarter of 2016. Additionally, we recorded a negative period-end price adjustment for unsettled ounces of $9.2 million, or $3.49 per ounce, compared to a positive adjustment of $0.7 million in the third quarter of 2016.

We sold 11.4 million ounces of silver in 2016, an 11% increase compared to the 10.3 million ounces sold in 2015. Sales of our silver concentrate were also impacted by period-end price adjustments for unsettled ounces which had a negative impact of $1.6 million cumulatively in 2016, compared to the negative impact of $10.6 million in 2015.

Mine operating costs

Cash costs and AISC per payable ounce of silver sold are non-GAAP financial measures. Please see “Cautionary Note Regarding Non-GAAP Measures”.

Cost of sales and income from mine operations in the fourth quarter of 2016 were impacted by non-cash provisions related to the pending cessation of mine operations. We recorded a severance provision of $5.7 million and a non-cash write-down of supplies inventory and VAT of $3.7 million.

Cash costs, which include cost of inventory, treatment and refining costs, and by-product credits, were $9.80 per payable ounce of silver sold in the fourth quarter of 2016, higher than the $8.48 per payable ounce of silver sold in the third quarter of 2016 due to medium grade stockpile ore grade supplementing mined ore and reduced mining efficiency on the lowest benches of the open pit.

Cash costs per payable ounce of silver sold in 2016 decreased to $9.00 from $10.68 in 2015 as our stronger production more than offset the cessation of the zinc recovery circuit which saved cost but lowered overall silver recovery.

AISC per payable ounce of silver sold in the fourth quarter of 2016 were higher at $11.47 than in the third quarter at $9.87 due to higher cash costs and capital investment in the planned phase 5 tailings lift. AISC of $10.21 per payable ounce of silver sold were lower in 2016 than the $12.44 per payable ounce of silver sold in 2015 due to lower cash costs while capital investments remained modest.

Exploration

There was no exploration activity at the Pirquitas mine during 2016 as we focused on advancing the Chinchillas project.

Chinchillas Project, Argentina

During the fourth quarter, hydrology and geotechnical drilling was completed for final feasibility studies. In addition to this work, metallurgical and environmental baseline studies, along with community engagement programs, continued. In the fourth quarter of 2016, we funded approximately $1.6 million for work on the Chinchillas project, bringing total expenditures to date to $12.1 million.
During the second quarter of 2016, Golden Arrow Resources Corporation ("Golden Arrow") released a revised Mineral Resources estimate and technical report for the Chinchillas project following an infill drilling program of 115 core drillholes comprising 15,142 meters of drilling. As part of the continuing engineering studies, a program of condemnation drilling commenced beneath areas selected for major infrastructure, such as the waste rock facility.
We are undertaking the relevant engineering studies to determine the economic viability of the Chinchillas project as a satellite mine feeding the Pirquitas plant and extending the life of the operation. Our option agreement with Golden Arrow requires the notice of exercise of the option to be given by March 30, 2017. A decision with regards to such notice is subject to the remaining technical evaluation, which is scheduled for completion in the first quarter of 2017, as well as our assessment of market conditions and country risks, including the status of our export duty litigation.

Export duties

We entered into a fiscal stability agreement (the “Fiscal Agreement”) with the Federal Government of Argentina in 1998 for production from the Pirquitas mine. In December 2007, the National Customs Authority of Argentina (Dirección Nacional de Aduanas) ("Customs") levied an export duty of approximately 10% from concentrate for projects with fiscal stability agreements pre-dating 2002 and Customs has asserted that the Pirquitas mine is subject to this duty. We have challenged the legality of the export duty applied to silver concentrate and the matter is currently under review by the Federal Court (Jujuy) in Argentina.

The Federal Court (Jujuy) granted an injunction in our favor effective September 29, 2010, that prohibited Customs from withholding the 10% export duty on silver concentrate (the “Injunction”), pending the decision of the courts with respect to our challenge of the legality of the application of the export duty. On June 21, 2016 the Federal Court (Jujuy) ruled that the Injunction would remain in place subject to certain conditions, including the provision by August 5, 2016, of a guarantee by Silver Standard against liabilities arising from export duties and applicable interest as well as security from Mina Pirquitas, LLC on certain assets at the Pirquitas mine. We appealed the condition to provide the parent guarantee. On November 17, 2016 the Appeal Court in Salta ruled in favour of the Federal Tax Authority and lifted the Injunction. Our subsequent request for appeal of this ruling to the Supreme Court was approved by the Appeal Court in Salta on December 27, 2016 and the suspension of payment under the Injunction remains in effect. We are also continuing discussions with the Federal Tax Authority and other government officials for potential resolution of the claim. We cannot predict the outcome of the court proceedings and those discussions. If we do not reach a successful resolution of the matter, the Federal Tax Authority may make further application to the court to have the Injunction lifted and initiate proceedings to collect the accrued export duties and its claimed interest. The lifting of the Injunction does not impact our underlying challenge of the legality of the application of export duties or remedies available under the Fiscal Agreement. Changes in our assessment of this matter could result in material adjustments to our consolidated statements of income (loss).

Outlook

This section of the news release provides management's production, cost, capital, exploration and development expenditure estimates for 2017. See "Cautionary Note Regarding Forward-Looking Statements."
For the full year 2017, we expect:

Operating Guidance		Marigold mine	Seabee Gold Operation	Pirquitas mine
Gold Production	oz	205,000 - 215,000	72,000 - 82,000	—
Silver Production	Moz	—	—	4.5 - 5.5
Cash cost per payable ounce sold (1)	$/oz	655 - 705	575 - 625	13.50 - 16.00
Capital Expenditures	$M	30	8	5
Capitalized Stripping / Capitalized Development	$M	17	11	—
Exploration Expenditures (2)	$M	5	5	—

(1)
We report the non-GAAP financial measure of cash costs per payable ounce of gold and silver sold to manage and evaluate operating performance at the Marigold mine, the Seabee Gold Operation and the Pirquitas mine. See “Cautionary Note Regarding Non-GAAP Measures”.

(2)	Includes capitalized and expensed exploration expenses.

In 2017, on a consolidated basis at mid-point of guidance, we expect to produce 355,000 gold equivalent ounces at gold equivalent cash costs of $735 per ounce. Cash costs and capital guidance are based on $55 per barrel oil price and 1.30 Canadian to U.S. dollar exchange rate. Gold equivalent figures are based on $1,250 per ounce gold price and $17.50 per ounce silver price.

Marigold production is expected to increase compared to 2016 as the mine benefits from the gold ounces stacked on the leach pads through the latter months of 2016 and from continued strong performance in 2017. As a result, production is expected to be weighted towards the first half of the year. Capital expenditures total $30 million and are primarily attributable to mining equipment components of $17 million and replacement of support equipment of $5 million, with $2.5 million allocated for permitting. Capitalized stripping is expected to decline significantly relative to 2016 as mining focuses on the current phases of the Mackay pit. Approximately $11 million of capitalized stripping is expected to be incurred in the second half of the year as we commence stripping of the next phase of the Mackay pit. Despite the decline in mining costs capitalized, cash costs per payable ounce are expected to be similar to 2016. The mine has encountered severe weather conditions through the initial weeks for the first quarter of 2017 that have caused periodic interruptions and inefficiencies to mine and heap leach operations.

At the Seabee Gold Operation, 2017 will mark our first full year of ownership with production expected to remain near record levels of between 72,000 and 82,000 ounces of gold at low cash costs, based on mill throughput of 900 tonnes per day. Annual production is expected to be weighted toward the second half of the year as mine grade is expected to increase as additional levels are developed at the Santoy mine complex through early 2017. Capital investments at Seabee of $8 million include $2 million for improvement of gravity recovery in the plant, $2 million for ventilation improvements to the Santoy mine complex to support a higher mining rate and $3 million for a water treatment plant related to tailings water discharge. Capitalized development of $11 million is principally for Santoy decline development and to establish stations for underground definition and exploration drilling.

At the Pirquitas mine, mining of the San Miguel open pit ceased in January 2017. Medium grade stockpiles currently constitute the mill feed upon cessation of open pit mining activities. As a result, silver production is expected to decline and cash costs are expected to be higher in 2017, compared to 2016. Zinc production is not expected in 2017 due to lower zinc grades in the stockpiled material. As we report cash costs on a per payable ounce sold basis, 2017 expected cash costs include stockpile inventory costs of approximately $3.50 per ounce of silver that were previously incurred. Capital expenditures include approximately $1 million for completion of the tailings facility lift, which commenced in the fourth quarter of 2016 and is scheduled for completion in the first quarter of 2017. The remaining sustaining capital is for maintaining the re-handle fleet and the mill in fully operational condition.  Further, we expect to incur approximately $6 million related to remediation of mining areas in 2017, mainly on surface water control measures. The Pirquitas plant is expected to operate through 2017, conditional upon profitable processing of stockpiles at prevailing market conditions, and to close in late 2017 or early 2018, subject to our investment decision on the Chinchillas project.

Exploration and development expenditures are forecast at $18 million for 2017, an increase of $3 million from our previous disclosures. Approximately $5 million of exploration at Marigold is for Mineral Resource discovery and conversion of Mineral Resources to Mineral Reserves, with a particular focus on the Valmy property. At the Seabee Gold Operation, $5 million of expenditures are to be incurred targeting conversion of Mineral Resources to Mineral Reserves at Santoy Gap and Santoy 8 as well as Mineral Resource discovery adjacent to the Seabee mine, along the Santoy Shear trend, and at multiple targets present on existing Seabee Gold Operation claims and on the contiguous Fisher property, where we hold an option. The remaining expenditures are attributable to our development portfolio, including $1 million at the Perdito early-stage exploration property, where we hold an option, and $3 million for the recently agreed earn-in option letter of intent with Eskay Mining Corp.

Consolidated Financial Summary

Selected Financial Data (1)
	Three Months Ended December 31		Year Ended December 31
	2016	2015	2016	2015

Revenue	127,317	90,592	490,986	375,322
Income (loss) from mine operations (2)	27,456	(20,485)	154,006	18,840
Operating income (loss) (2)	23,506	(46,819)	112,605	(71,063)
Net income (loss) for the period	12,132	(66,722)	64,957	(124,302)
Basic income (loss) per share	0.10	(0.83)	0.63	(1.54)
Adjusted income (loss) before tax (3)	32,707	(8,266)	116,778	2,124
Adjusted net income (loss) (3)	30,750	(7,232)	100,302	(8,197)
Adjusted basic income (loss) per share (3)	0.26	(0.09)	0.97	(0.10)
Cash generated by operating activities	74,130	20,549	170,684	74,109
Cash used in investing activities	(24,042)	(10,576)	(43,264)	(44,342)
Cash generated by (used in) financing activities	336	1,893	(11,064)	244

Financial Position	December 31, 2016		December 31, 2015
Cash and cash equivalents	327,127		211,862
Marketable securities	148,944		88,184
Current assets - total	704,240		476,734
Current liabilities - total	144,306		135,851
Working capital	559,934		340,883
Total assets	1,438,688		871,677

(1)
All values are presented in thousands of U.S. dollars, except per share values. This summary of selected financial data should be read in conjunction with our MD&A and our audited consolidated financial statements for the years ended December 31, 2016 and December 31, 2015.

(2)
The quarters ended December 31, 2016, and December 31, 2015, include non-cash provisions to income (loss) from mine operations of $9.4 million and $24.6 million, respectively, and the quarter ended December 31, 2015, includes additional impairment charge to operating (loss) of $13.9 million. The years ended December 31, 2016 and December 31, 2015, include non-cash provisions to income (loss) from mine operations of $9.4 million and $32.3 million, respectively, and the year ended December 31, 2015, includes additional impairment charge to operating (loss) of $48.4 million.

(3)
We report non-GAAP measures including adjusted income before- and after-tax and adjusted basic income per share, to manage and evaluate our operating performance. Please see “Cautionary Note Regarding Non-GAAP Measures”.

Quarterly financial summary

The 41% increase in quarterly revenue in the fourth quarter of 2016 compared to the fourth quarter of 2015 was due to 15% and 14% higher realized prices of gold and silver, respectively, combined with a 13% increase in gold equivalent ounces sold to 110,130, largely due to sales from the acquired Seabee Gold Operation and stronger sales from the Pirquitas mine.

Income from mine operations in the fourth quarter of 2016 generated a gross margin of 22%, significantly higher than the negative 23% gross margin in the fourth quarter of 2015 due to higher precious metals prices, lower cost of sales, particularly at the Pirquitas mine, and the addition of the Seabee Gold Operation. Income from mine operations in the fourth quarter of 2016 included a severance provision of $5.7 million related to the closure of the Pirquitas mine and $3.7 million in non-cash write downs of supplies inventory and VAT receivable. Loss from mine operations in the fourth quarter of 2015 was negatively impacted by a non-cash write-down of stockpile inventory to its net realizable value (“NRV”) at the Pirquitas mine in the amount of $7.7 million, a $12.2 million non-cash provision against supplies inventory and a $4.7 million severance provision related to the Pirquitas mine. Operating loss in the fourth quarter of 2015 was also negatively impacted by a $13.9 million non-cash impairment of plant and equipment at the Pirquitas mine.

In the fourth quarter of 2016 we generated a gain of $6.5 million from the sale of the Parral properties in Mexico and the Diablillos project in Argentina. We did not sell any mineral properties in the comparative quarter of 2015. Additionally, in the fourth quarter of 2016 we incurred withholding taxes of $4.9 million on the repatriation of funds from Argentina due to the strong cash generation of the Pirquitas mine during 2016.

Cash generated by operating activities increased significantly to $74.1 million in the fourth quarter of 2016 compared to $20.5 million in the fourth quarter of 2015. The higher prices of gold and silver and the higher volumes sold at lower unit costs generated significantly higher cash from operating activities. We used $24.0 million in investing activities in the fourth quarter of 2016 compared to $10.6 million in the fourth quarter of 2015. Investments in the fourth quarter of 2016 increased compared to the fourth quarter of 2015 due to the addition of the Seabee Gold Operation, a tailings lift build at the Pirquitas mine and a high quarter of capitalized stripping at the Marigold mine. Capitalized stripping at the Marigold mine was $10.2 million and underground development at the Seabee Gold Operation was $2.4 million.

Annual financial summary

The increase in revenue in 2016 compared to 2015, of 31%, resulted from 18% higher sales of gold equivalent ounces due to sales from the newly-acquired Seabee Gold Operation, strong performance at the Pirquitas mine and 10% and 7% higher prices of gold and silver, respectively.

Income from mine operations in 2016 generated a gross margin of 31%, higher than the 5% in 2015, mainly due to higher precious metals prices and lower cost of sales, particularly at the Pirquitas mine. Income from mine operations in 2016 was negatively impacted by a severance provision related to the Pirquitas mine of

$5.7 million and by $3.7 million of non-cash write downs of inventory and VAT receivable. Income from mine operations in 2015 was also negatively impacted by a severance provision related to the Pirquitas mine of $4.7 million and by the non-cash write-down of stockpile and supplies inventory at the Pirquitas mine of $27.6 million. Operating income in 2016, was also significantly higher than in the comparative period which was negatively impacted by a $48.4 million impairment of the Pirquitas mine.

Cash generated from operating activities was $170.7 million in 2016, compared to $74.1 million in 2015 as a result of improved margins at Marigold and Pirquitas and the addition of the strong cash producing Seabee Gold Operation in May 2016. In 2016, we invested $5.4 million in underground development at the Seabee Gold Operation, $32.6 million in capitalized stripping primarily at the Marigold mine and $42.3 million in total at our operations for plant and equipment. In 2015, we invested $37.3 million in plant and equipment and $12.5 million in capitalized stripping, mainly at the Marigold mine. Overall, cash used in investing activities was slightly lower in 2016, than in 2015 at $43.3 million. Cash used in financing activities in the year includes repayment of Claude Resources' $13.7 million credit facility, full repayment of the short-term debt in Argentina offset by the receipt of $6.7 million from the exercise of stock options. There were limited financing cash flows in 2015.

Corporate Summary

In 2016, the tax dispute with the Canada Revenue Agency (“CRA”) was settled in our favor. On August 24, 2016, the CRA issued a new notice of reassessment for each of our 2010 and 2011 taxation years reversing the Notice of Reassessment issued to us in January 2015 and, on September 2, 2016, refunded $18.2 million being the deposit we paid to the CRA to appeal, plus accrued interest from the date of payment of the deposit. Following the receipt of the deposit, with accrued interest, the Department of Justice filed a notice of discontinuance of our appeal with the Tax Court of Canada.

On August 19, 2016, we sold 100% of our Juncal and La Flora projects in Region II, Chile to Austral Gold Limited (ASX: AGD) for aggregate consideration of $250,000 in cash and a 1.0% net smelter return royalty on production from the projects.

On October 31, 2016, we completed the sale of 100% of our Parral properties in Chihuahua, Mexico, including the Veta Colorada, La Palmilla, and San Patricio properties (collectively, the “Parral properties”) to Endeavour Silver Corp. (TSX: EDR and NYSE: EXK) (“Endeavour Silver”) for $5.3 million of Endeavour Silver shares and the right to receive $0.2 million of Endeavour Silver shares for each 1 million silver ounces included in an estimate of Measured and Indicated Mineral Resources prepared by Endeavour Silver in respect of the San Patricio and La Palmilla properties, plus a 1% net smelter royalty on all mineral products from the San Patricio and La Palmilla properties.

On November 1, 2016, we completed the sale of our Diablillos and M-18 projects, located in Argentina, to Huayra Minerals Corporation ("Huayra") for cash payments of approximately $1.5 million over the first two years and $12.5 million over the following three to five years, a 19.9% equity stake in Huayra, with free carried interest until the completion of a financing of $5.0 million or more, and a 1% net smelter returns royalty on production from each of the projects.

Subsequent to the year end, in January 2017, we also agreed to option our Candelaria property in Nevada, U.S. to Silver One Resources Inc. (TSXV: SVE, OTC: SLVR and FRA: BRK1.F) (“Silver One”) for $1.0 million of Silver One shares issued on January 20, 2017, and three annual installments of $1.0 million in shares of Silver One.

On February 13, 2017, we announced the signing of a definitive agreement to sell our Berenguela project in Peru to Valor Resources Limited (ASX: VAL) ("VRL") for aggregate cash payments of $12.0 million over five years, a 9.9% equity stake in VRL, with a free carry interest until VRL completes, in aggregate, a financing of $8 million and a 1% net smelter royalty on all metal production from the property.

Mineral Reserves and Mineral Resources

At December 31, 2016, total Proven and Probable gold Mineral Reserves were 3.49 million ounces and total Proven and Probable silver Mineral Reserves were 16.8 million ounces. Mineral Reserves estimates for the Marigold mine, the Seabee Gold Operation and the Pirquitas mine have been determined based on prices of $1,250 per ounce of gold and $18.00 per ounce of silver. These prices are an increase from prices of $1,100 per ounce of gold and $16.00 per ounce of silver used to determine our Mineral Reserves estimate for the Marigold mine and the Pirquitas mine as at December 31, 2015, reflecting market conditions and consensus long-term metal prices.

At December 31, 2016, our total Measured and Indicated Mineral Resources (inclusive of Mineral Reserves) were 6.9 million ounces of gold and 608.4 million ounces of silver and our Inferred Mineral Resources were 1.93 million ounces of gold and 40.4 million ounces of silver. Mineral Resources estimates have been determined based on prices of $1,400 per ounce of gold and $22.50 per ounce of silver. These prices remain unchanged from prices used to determine Mineral Resources estimates as at December 31, 2015.

At Marigold, positive exploration results and discoveries led to increases in each of Mineral Reserves, Mineral Resources and Inferred Mineral Resources. Probable Mineral Reserves increased by 31% to 2.84 million ounces of gold, after accounting for mining depletion and changes to gold price and cost assumptions, while gold grade remained unchanged at 0.45 g/t. The increase in Probable Mineral Reserves is attributable to our successful infill drill program which converted Mineral Resources at Terry Zone North (310,000 gold ounces), HideOut (130,000 gold ounces) and 8 South pit extension zone (210,000 gold ounces), collectively referred to as Mackay North; at Valmy, where 200,000 gold ounces were added; and through our Assay Program which added 110,000 gold ounces. The higher price of gold utilized had a marginal impact on Probable Mineral Reserves. Indicated Mineral Resources increased by 12% to 5.15 million ounces of gold. The increase in Indicated Mineral Resources (inclusive of Mineral Reserves) is attributed to additions of approximately 450,000 gold ounces at the Mackay North areas, 260,000 gold ounces from the East Basalt/Battle Cry/Antler areas on the Valmy property, 110,000 gold ounces from drilling at the Valmy pit and 130,000 gold ounces from the Assay Program. Overall, Inferred Mineral Resources increased by 27% to 700,000 ounces of gold mainly due to additions at Mackay North and East Basalt.

At the Seabee Gold Operation, Proven and Probable Mineral Reserves total 360,000 ounces of gold, a 50% increase compared to year-end 2015 as a result of conversion and development drilling. Average grade has increased to 8.2 g/t gold due to the addition of higher grade Mineral Reserves from Santoy 8. Proven and Probable Mineral Reserve increases are due to additions of 77,000 gold ounces at Santoy 8 and 107,000 gold ounces at Santoy Gap. Measured and Indicated Mineral Resources (inclusive of Mineral Reserves) total 570,000 gold ounces at year-end 2016, reflecting the conversion from 89,000 gold ounces at Santoy 8 and 149,000 gold ounces at Santoy Gap from Inferred Mineral Resources. As at December 31, 2016, Inferred Mineral Resources total 640,000 gold ounces, reflecting a 37% decline due to conversion to Mineral Reserves in the second half of 2016.

At Pirquitas, Probable Mineral Reserves declined to 9.6 million ounces of silver due to mine depletion and are contained principally in surface stockpiles. Measured and Indicated Mineral Resources (inclusive of Mineral Reserves) total 67.4 million ounces of silver within the open pit, underground and stockpile inventory. Inferred Mineral Resources total 8.4 million ounces of silver at December 31, 2016.

Details on Mineral Reserves and Mineral Resources by mine including tonnes, grades, ounces and notes, are presented in the table below.

Mineral Reserves and Resources

(As of December 31, 2016)

	Location	Tonnes	Silver	Gold	Lead	Zinc	Silver	Gold
		millions	g/t	g/t	%	%	million oz	million oz

MINERAL RESERVES:

Proven Mineral Reserves
Seabee	Canada	0.52		6.97				0.12
Total								0.12

Probable Mineral Reserves
Marigold	U.S.	185.00		0.45				2.67
Marigold Leach Pad Inventory	U.S.							0.17
Seabee	Canada	0.85		8.93				0.25
Pirquitas	Argentina	0.08	139.2			0.09	0.4
Pirquitas Stockpiles	Argentina	2.42	118.1			0.40	9.2
San Luis	Peru	0.51	447.2	18.06			7.2	0.29
Total							16.8	3.38

Proven and Probable Mineral Reserves
Marigold	U.S.	185.00		0.45				2.67
Marigold Leach Pad Inventory	U.S.							0.17
Seabee	Canada	1.37		8.19				0.36
Pirquitas	Argentina	0.08	139.2			0.09	0.4
Pirquitas Stockpiles	Argentina	2.42	118.1			0.40	9.2
San Luis	Peru	0.51	447.2	18.06			7.2	0.29
Total Proven and Probable							16.8	3.49

MINERAL RESOURCES:

Measured Mineral Resource (inclusive of Proven Mineral Reserves)
Seabee	Canada	0.81		7.71				0.20
Pitarrilla	Mexico	10.13	91.7		0.70	1.23	29.8
Total							29.8	0.20

Indicated Mineral Resources (inclusive of Probable Mineral Reserves)
Marigold	U.S.	348.30		0.45				4.98
Marigold Leach Pad Inventory	U.S.							0.17
Seabee	Canada	1.43		8.14				0.37
Pirquitas	Argentina	12.88	108.6			1.16	45.0
Pirquitas UG	Argentina	1.83	224.1			5.17	13.2
Pirquitas Stockpiles	Argentina	2.42	118.1			0.40	9.2
Pitarrilla	Mexico	149.82	97.1		0.31	0.83	467.5
Pitarrilla UG	Mexico	5.16	173.5		0.50	1.19	28.8

San Luis	Peru	0.48	578.1	22.40			9.0	0.35
Amisk	Canada	30.15	6.2	0.85			6.0	0.83
Total							578.6	6.70

	Location	Tonnes	Silver	Gold	Lead	Zinc	Silver	Gold
		millions	g/t	g/t	%	%	million oz	million oz

Measured and Indicated Mineral Resources (inclusive of Reserves)
Marigold	U.S.	348.30		0.45				4.98
Marigold Leach Pad Inventory	U.S.							0.17
Seabee	Canada	2.23		7.99				0.57
Pirquitas	Argentina	12.88	108.6			1.16	45.0
Pirquitas UG	Argentina	1.83	224.1			5.17	13.2
Pirquitas Stockpiles	Argentina	2.42	118.1			0.40	9.2
Pitarrilla	Mexico	159.95	96.7		0.33	0.86	497.3
Pitarrilla UG	Mexico	5.16	173.5		0.50	1.19	28.8
San Luis	Peru	0.48	578.1	22.40			9.0	0.35
Amisk	Canada	30.15	6.2	0.85			6.0	0.83
Total Measured and Indicated							608.4	6.90

Inferred Mineral Resources
Marigold	U.S.	53.60		0.41				0.70
Seabee	Canada	2.56		7.74				0.64
Pirquitas	Argentina	0.91	80.3			1.88	2.3
Pirquitas UG	Argentina	0.94	202.0			6.97	6.1
Pitarrilla	Mexico	9.04	76.6		0.16	0.54	22.2
Pitarrilla UG	Mexico	1.31	139.0		0.85	1.21	5.9
San Luis	Peru	0.02	270.1	5.60			0.2
Amisk	Canada	28.65	4.0	0.64			3.7	0.59
Total Inferred							40.4	1.93

Notes to Mineral Reserves and Mineral Resources Table:
All estimates set forth in the Mineral Reserves and Mineral Resources table have been prepared in accordance with National Instrument 43-101 - Standards of Disclosure for Mineral Projects (“NI 43-101”). The estimates of Mineral Reserves and Mineral Resources for each property other than the Marigold mine, the Seabee Gold Operation and the Amisk gold project have been reviewed and approved by Bruce Butcher, P.Eng., our Director, Mine Planning, and F. Carl Edmunds, P.Geo., our Chief Geologist, each of whom is a Qualified Person.

Mineral Resources are reported inclusive of Mineral Reserves. Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability. Due to the uncertainty that may be attached to Inferred Mineral Resources, it cannot be assumed that all or any part of an Inferred Mineral Resource will be upgraded to an Indicated or Measured Mineral Resource as a result of continued exploration.

Mineral Resources and Mineral Reserves figures have some rounding applied, and thus totals may not sum exactly. All ounces reported herein represent troy ounces, and “g/t” represents grams per tonne. All $ references are in U.S. dollars. All Mineral Reserve and Mineral Resource estimates are as of December 31, 2016.

Metal prices utilized for Mineral Reserves estimates are $1,250 per ounce of gold, $18.00 per ounce of silver and $1.00 per pound of zinc, except as noted below for the San Luis project. Metal prices utilized for Mineral Resources estimates are $1,400 per ounce of gold, $22.50 per ounce of silver, $1.10 per pound of zinc and $3.00 per pound of copper, except as noted below for the San Luis project and the Amisk gold project.

The table does not include an estimate of Mineral Resources for the Diablillos project, which we sold to Huayra effective as of November 1, 2016, or the Berenguela project, which we agreed to sell to VRL, as announced in our news release dated February 13, 2017.

All technical reports for the properties are available under our profile on the SEDAR website at www.sedar.com or on our website at www.silverstandard.com.

Marigold

▪
Except for updates to cost parameters and metal price assumptions, all other key assumptions, parameters and methods used to estimate Mineral Reserves and Mineral Resources and the data verification procedures followed are set out in the technical report entitled “NI 43-101 Technical Report on the Marigold Mine, Humboldt County, Nevada” dated November 19, 2014. For additional information about the Marigold mine, readers are encouraged to review our most recently filed Annual Information Form.

▪
Mineral Reserves estimate was prepared under the supervision of Thomas Rice, SME Registered Member, a Qualified Person and our Technical Services Manager at the Marigold mine, and is reported at a cut-off grade of 0.065 g/t payable gold.

▪
Mineral Resources estimate was prepared under the supervision of James N. Carver, SME Registered Member, and our Chief Geologist at the Marigold mine, and Karthik Rathnam, MAusIMM (CP), and our Senior Resource Geologist at the Marigold mine, each of whom is a Qualified Person. Mineral Resources estimate is reported based on an optimized pit shell at a cut-off grade of 0.065 g/t payable gold, and includes an estimate of Mineral Resources for mineralized stockpiles. Mineral Resources for mineralized stockpiles were estimated using Inverse Distance cubed.

Seabee Gold Operation

▪
Except for updates to cost parameters, metal price assumptions and mill recovery and dilution to include recent operating results, all other key assumptions, parameters and methods used to estimate Mineral Reserves and Mineral Resources and the data verification procedures followed are set out in the technical report entitled “Mineral Resource and Mineral Reserve Estimate Seabee Gold Operation Saskatchewan, Canada” dated December 23, 2013. For additional information about the Seabee Gold Operation, readers are encouraged to review our Management Information Circular dated April 1, 2016.

▪
Mineral Reserves estimate was prepared under the supervision of under the supervision of Kevin Fitzpatrick, P.Eng., a Qualified Person and our Engineering Supervisor at the Seabee Gold Operation. Mineral Reserves estimate for the Seabee mine is reported at a cut-off grade of 4.92 g/t gold, and for the Santoy mine is reported at a cut-off grade of 3.65 g/t gold.

▪
Mineral Resources estimate was prepared under the supervision of Jeffrey Kulas, P.Geo., a Qualified Person and our Manager Geology, Mining Operations at the Seabee Gold Operation. Mineral Resources estimate for the Seabee mine is reported at a cut-off grade of 4.40 g/t gold, and for the Santoy mine is reported at a cut-off grade of 3.26 g/t gold.

▪
Block modelling techniques were used for Mineral Resources and Mineral Reserves evaluation for the Santoy mine and the majority of the Seabee mine. Polygonal techniques were used in areas of historical mining at the Seabee mine.

Pirquitas

▪
Except for the optimized pit constraints and updates in metal price assumptions and cut-off grade used for the Mineral Reserves estimate and value estimation methodology used in the Mineral Resources block model, all other key assumptions, parameters and methods used to estimate Mineral Reserves and Mineral Resources and the data verification procedures followed are set out in the technical report entitled “NI 43-101 Technical Report on the Pirquitas Mine, Jujuy Province, Argentina” dated December 23, 2011. For additional information about the Pirquitas mine, readers are encouraged to review our most recently filed Annual Information Form.

▪	Mineral Reserves estimate is reported at a cut-off grade of $21.31 per tonne net smelter return (“NSR”).

▪
Mineral Resources estimate for the open pit is reported at a cut-off grade of $22.06 per tonne NSR, constrained within an open pit resource shell. Underground Mineral Resources (Pirquitas UG) are reported below the open pit resource pit shell; Mineral Resources for the Mining Area (which includes San Miguel, Chocaya, Oploca and

Potosí zones) are reported at a cut-off grade of $85.00 per tonne NSR; and Mineral Resources for the Cortaderas Area are reported at a cut-off grade of $75.00 per tonne NSR.

▪
Mineral Reserves and Mineral Resources in surface stockpiles are reported at a cut-off grade of $23.25 per tonne NSR and $24.00 per tonne NSR, respectively, and were determined based on grade, rehandling costs and recovery estimates from metallurgical testing.

San Luis

▪	Mineral Reserves estimate is reported at a cut-off grade of 6.9 g/t gold equivalent, using a gold price of $800 per ounce and a silver price of $12.50 per ounce.

▪	Mineral Resources estimate is reported at a cut-off grade of 6.0 g/t gold equivalent, using a gold price of $600 per ounce and a silver price of $9.25 per ounce.

Pitarrilla

▪
Mineral Resources estimate for the open pit is reported at a cut-off grade of $16.38 per tonne NSR for direct leach ore, using an average recovery of 56% silver, and $16.40 per tonne NSR for flotation/leach ore, using average recoveries of 75% silver, 73% lead and 75% zinc, constrained within an open pit resource shell.

▪
Underground Mineral Resources (Pitarrilla UG) are reported below the constrained open pit resource pit shell above a cut-off grade of $80.00 per tonne NSR, using grade shells that have been trimmed to exclude distal and lone blocks that would not support development costs.

Amisk

▪
Mineral Resources estimate was prepared by Sebastien Bernier, P.Geo., Principal Consultant (Resource Geology), SRK Consulting (Canada) Inc., a Qualified Person. Mineral Resources estimate is reported at a cut-off grade of 0.40 grams of gold equivalent per tonne using a price of $1,100 per ounce of gold and $16.00 per ounce of silver inside conceptual pit shells optimized using metallurgical and process recovery of 87%, overall ore mining and processing costs of $15.00 per tonne and overall pit slope of fifty-five degrees.

Qualified Persons
Except as otherwise set out herein, the scientific and technical information contained in this news release relating to the Marigold mine has been reviewed and approved by Thomas Rice and James N. Carver, each of whom is a SME Registered Member and a Qualified Person under NI 43-101. Mr. Rice is our Technical Services Manager and Mr. Carver is our Chief Geologist at the Marigold mine. The scientific and technical data contained in this news release relating to the Seabee Gold Operation has been reviewed and approved by Cameron Chapman, P.Eng., and Jeffrey Kulas, P. Geo., each of whom is a Qualified Person under NI 43-101. Mr. Chapman is our General Manager and Mr. Kulas is our Manager Geology, Mining Operations at the Seabee Gold Operation. The scientific and technical information contained in this news release relating to the Pirquitas mine has been reviewed and approved by Bruce Butcher, P.Eng., and F. Carl Edmunds, P. Geo., each of whom is a Qualified Person under NI 43-101. Mr. Butcher is our Director, Mine Planning and Mr. Edmunds is our Chief Geologist.

Management Discussion & Analysis and Conference Call

This news release should be read in conjunction with our audited consolidated financial statements and the MD&A as filed with the Canadian Securities Administrators and available at www.sedar.com or our website at www.silverstandard.com.

▪	Conference call and webcast: Friday, February 24, 2017, at 11:00 a.m. EST.

Toll-free in U.S. and Canada:	+1 (800) 319-4610
All other callers:	+1 (416) 915-3239
Webcast:	ir.silverstandard.com

▪	The conference call will be archived and available at ir.silverstandard.com.
Audio replay will be available for two weeks by calling:

Toll-free in U.S. and Canada:	+1 (855) 669-9658, replay code 1093
All other callers:	+1 (412) 317-0088, replay code 1093

About Silver Standard

Silver Standard is a Canadian-based precious metals producer with three wholly-owned and operated mines, including the Marigold gold mine in Nevada, U.S., the Seabee Gold Operation in Saskatchewan, Canada and the Pirquitas silver mine in Jujuy Province, Argentina. We also have two feasibility stage projects and an extensive portfolio of exploration properties throughout North and South America. We are committed to delivering safe production through relentless emphasis on Operational Excellence. We are also focused on growing production and Mineral Reserves through the exploration and acquisition of assets for accretive growth, while maintaining financial strength.

SOURCE: Silver Standard Resources Inc.

For further information contact:
W. John DeCooman, Jr.
Vice President, Business Development and Strategy
Silver Standard Resources Inc.
Vancouver, BC
N.A. toll-free: +1 (888) 338-0046
All others: +1 (604) 689-3846
E-Mail: invest@silverstandard.com

To receive Silver Standard’s news releases by e-mail, please register using the Silver Standard website at www.silverstandard.com.

Cautionary Note Regarding Forward-Looking Statements:

This news release contains forward-looking information within the meaning of Canadian securities laws and forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 (collectively, “forward-looking statements”). All statements, other than statements of historical fact, are forward-looking statements.

Generally, forward-looking statements can be identified by the use of words or phrases such as “expects,” “anticipates,” “plans,” “projects,” “estimates,” “assumes,” “intends,” “strategy,” “goals,” “objectives,” “potential,” “believes,” or variations thereof, or stating that certain actions, events or results “may,” “could,” “would,” “might” or “will” be taken, occur or be achieved, or the negative of any of these terms or similar expressions. The forward-looking statements in this news release relate to, among other things: future production of gold, silver and other metals; future costs of inventory, and cash costs, total costs and AISC per payable ounce of gold, silver and other metals sold; expected exploration and development expenditures; the prices of gold, silver and other metals; the timing of cessation of stockpile processing at the Pirquitas mine; estimated expenses relating to remediation at Pirquitas; the effects of laws, regulations and government policies affecting our operations or potential future operations; future successful development of our projects; the expected timing to complete engineering studies at the Chinchillas project and make a decision about whether to move forward with the project; the sufficiency of our current working capital, anticipated operating cash flow or our ability to raise necessary funds; estimated production rates for gold, silver and other metals produced by us; timing of production and the cash costs, total costs and AISC of production at the Marigold mine, the Seabee Gold Operation and the Pirquitas mine; the estimated cost of sustaining capital; ongoing or future development plans and capital replacement, improvement or remediation programs; the expected benefits of the new leach pad at the Marigold mine; the estimates of expected or anticipated economic returns from our mining projects, including future sales of metals, concentrate or other products produced by us; our ability to expand Mineral Resources and convert Mineral Resources into Mineral Reserves; and our plans and expectations for our properties and operations.

These forward-looking statements are subject to a variety of known and unknown risks, uncertainties and other factors that could cause actual events or results to differ from those expressed or implied, including, without limitation, the following: uncertainty of production, development plans and cost estimates for the Marigold mine, the Seabee Gold Operation, the Pirquitas mine and our projects; our ability to replace Mineral Reserves; subject to exercising our election to proceed, our ability to complete and successfully integrate Golden Arrow’s Chinchillas project, on a joint venture basis, into our current operations; commodity price fluctuations; political or economic instability and unexpected regulatory changes; currency fluctuations; the possibility of future losses; general economic conditions; fully realizing the value of our shareholdings in Pretium Resources Inc. and our other marketable securities, due to changes in price, liquidity or disposal cost of such marketable securities; potential export duty and related interest on past production and sales of silver concentrate from the Pirquitas mine; counterparty and market risks related to the sale of our concentrate and metals; uncertainty in the accuracy of Mineral Reserves and Mineral Resources estimates and in our ability to extract mineralization profitably; differences in U.S. and Canadian practices for reporting Mineral Reserves and Mineral Resources; lack of suitable infrastructure or damage to existing infrastructure; future development risks, including start-up delays and cost overruns; our ability to obtain adequate financing for further exploration and development programs and opportunities; uncertainty in acquiring additional commercially mineable mineral rights; delays in obtaining or failure to obtain governmental permits, or non-compliance with our permits; our ability to attract and retain qualified personnel and management; potential labour unrest, including labour actions by our unionized employees at the Pirquitas mine; the impact of governmental regulations, including health, safety and environmental regulations, including increased costs and restrictions on operations due to compliance with such regulations; reclamation and closure requirements for our mineral properties; failure to effectively manage our tailings facilities; social and economic changes following closure of a mine, including the expected closure of the Pirquitas mine in 2017, may lead to adverse impacts and unrest; unpredictable risks and hazards related to the development and operation of a mine or mineral property that are beyond our control; indigenous peoples’ title claims and rights to consultation and accommodation may affect our existing operations as well as development projects and future acquisitions; assessments by taxation authorities in multiple jurisdictions; claims and legal proceedings, including adverse rulings in litigation against us and/or our directors or officers; compliance with anti-corruption laws and internal controls, and increased regulatory compliance costs; complying with emerging climate change regulations and the impact of climate change, including extreme weather conditions; recoverability of deferred consideration to be received in connection with recent divestitures; uncertainties related to title to our mineral properties and the ability to obtain surface rights; the sufficiency of our insurance coverage; civil disobedience in the countries where our mineral properties are located; operational safety and security risks; actions required to be taken by us under human rights law; competition in the mining industry for mineral properties; shortage or poor quality of equipment or supplies; an event of default under our Notes may significantly reduce our liquidity and adversely affect our business; failure to meet covenants under our senior secured revolving credit facility; conflicts of interest that could arise from certain of our directors’ involvement with other natural resource companies; information systems security threats; and those other various risks and uncertainties identified under the heading “Risk Factors” in our most recent Annual Information Form filed with the Canadian securities regulatory authorities and included in our most recent Annual Report on Form 40-F filed with the U.S. Securities and Exchange Commission (“SEC”).

This list is not exhaustive of the factors that may affect any of our forward-looking statements. Our forward-looking statements are based on what our management considers to be reasonable assumptions, beliefs, expectations and opinions based on the information currently available to it. Assumptions have been made regarding, among other things, our ability to carry on our exploration and development activities, our ability to meet our obligations under our property agreements, the timing and results of drilling programs, the discovery of Mineral Resources and Mineral Reserves on our mineral properties, the timely receipt of required approvals and permits, including those approvals and permits required for successful project permitting, construction and operation of our projects, the price of the minerals we produce, the costs of operating and exploration expenditures, our ability to operate in a safe, efficient and effective manner, our ability to obtain financing as and when required and on reasonable terms, and our ability to continue operating the Marigold mine, the Seabee Gold Operation and the Pirquitas mine. You are cautioned that the foregoing list is not exhaustive of all factors and assumptions which may have been used. We cannot assure you that actual events, performance or results will be consistent with these forward-looking statements, and management’s assumptions may prove to be incorrect. Our forward-looking statements reflect current expectations regarding future events and operating performance and speak only as of the date hereof and we do not assume any obligation to update forward-looking statements if circumstances or management’s beliefs, expectations or opinions should change other than as required by applicable law. For the reasons set forth above, you should not place undue reliance on forward-looking statements.

Cautionary Note to U.S. Investors

This news release includes Mineral Reserves and Mineral Resources classification terms that comply with reporting standards in Canada and the Mineral Reserves and the Mineral Resources estimates are made in accordance with NI 43-101. NI 43-101 is a rule developed by the Canadian Securities Administrators that establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. These standards differ significantly from the requirements of the SEC set out in Industry Guide 7. Consequently, Mineral Reserves and Mineral Resources information included in this news release is not comparable to similar information that would generally be disclosed by domestic U.S. reporting companies subject to the reporting and disclosure requirements of the SEC. Under SEC standards, mineralization may not be classified as a “reserve” unless the determination has been made that the mineralization could be economically produced or extracted at the time the reserve determination is made.

In addition, the SEC’s disclosure standards normally do not permit the inclusion of information concerning “Measured Mineral Resources,” “Indicated Mineral Resources” or “Inferred Mineral Resources” or other descriptions of the amount of mineralization in mineral deposits that do not constitute “reserves” by U.S. standards in documents filed with the SEC. U.S. investors should understand that “Inferred Mineral Resources” have a great amount of uncertainty as to their existence and great uncertainty as to their economic and legal feasibility. Moreover, the requirements of NI 43-101 for identification of “reserves” are also not the same as those of the SEC, and reserves reported by us in compliance with NI 43-101 may not qualify as “reserves” under SEC standards. Accordingly, information concerning mineral deposits set forth herein may not be comparable with information made public by companies that report in accordance with U.S. standards.

Cautionary Note Regarding Non-GAAP Measures\

This news release includes certain terms or performance measures commonly used in the mining industry that are not defined under International Financial Reporting Standards (“IFRS”), including cash costs, total costs and AISC per payable ounce of precious metals sold, realized metal prices, adjusted income (loss) before tax, adjusted income tax (expense), adjusted net income (loss) and adjusted basic earnings (loss) per share. Non-GAAP financial measures do not have any standardized meaning prescribed under IFRS and, therefore, they may not be comparable to similar measures reported by other companies. We believe that, in addition to conventional measures prepared in accordance with IFRS, certain investors use this information to evaluate our performance. The data presented is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. These non-GAAP measures should be read in conjunction with our consolidated financial statements. Readers should refer to “Non-GAAP and Additional GAAP Financial Measures” in section 13 of our MD&A, available under our corporate profile at www.sedar.com or on our website at www.silverstandard.com, for a more detailed discussion of how we calculate such measures and for a reconciliation of such measures to IFRS terms.